Contact

www.linkedin.com/in/stephanie-lathrop-shrm-cp-chpc-90988b160 (LinkedIn)

Stephanie Lathrop, SHRM-CP, CHPC

Chief Operating Officer - Reduce Time Needed for HIPAA by 909% & Protect Referrals for Your Practice With Our 2-day Workshop
Wapello, Iowa, United States

Summary

As your partner in HIPAA compliance, we help you retain patients, protect your referral sources, and spend less time dealing with HIPAA requirements.

How?
By protecting you from breaches.
96% of organizations have at least one data breach every 24 months.

This is largely due to the fact that 80% of practices do not adhere to HIPAA data protection practices. (Ponemon Institute 2020 Annual Benchmark)

This puts your practice in danger, because 67% of patients say they'd change docs if there was a data breach. (Black Book Market Research 2017)

But many practices don't protect themselves from these risks because they:

1. Don't know what they don't know about HIPAA compliance
2. Assume it's too time-consuming or expensive to have experts help them build a completely ironclad program.
3. Are working with people who say they're experts, but aren't
4. Assume their IT provider is providing everything they need

To help you protect your practice, we offer virtual workshops where in only 2 days - you'll leave with a compliant program that is ironclad against suffering from the negative outcomes of a breach, guaranteed.

Contact us at slathrop@carosh.com or learn more at carosh.com

Experience

Carosh Compliance Solutions
Chief Operating Officer
October 2018 - Present (4 years 4 months)
Iowa City, Iowa Area

I also hold a coaching authorization in the state of Iowa and am a SHRM-CP.

Des Moines County
Deputy Auditor
December 2012 - July 2018 (5 years 8 months)

Louisa County
Deputy Auditor
April 2008 - December 2012 (4 years 9 months)
Wapello, Iowa

Education

Southeastern Community College
Associate of Arts and Sciences - AAS, Accounting